UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at August 11, 2009

TASEKO MINES LIMITED
300-905 West Pender St .
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F......X...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: August 11, 2009

Print the name and title of the signing officer under his signature.

300 - 905 W Pender St.
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES SECOND QUARTER FINANCIAL RESULTS

August 11, 2009, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") reports the results for the three and six months ended June 30, 2009. This release should be read with the Company's Financial Statements and Management Discussion & Analysis, available at www.tasekomines.com and filed on www.sedar.com. Currency is Canadian dollars unless otherwise indicated.

For the quarter ended June 30, 2009, the Company reports an operating profit of $16.7 million and net earnings of $11.4 million or $0.07 per share ($0.06 per share fully diluted). This compares to an operating profit of $6.6 million and net earnings of $3.5 million for the quarter ended March 31, 2009. Revenue for the quarter was $52.6 million from the sale of 21.0 million pounds of copper and 216,000 pounds of molybdenum at an average realized price of US$2.10 per pound for copper and US$10.56 per pound for molybdenum.

Russell Hallbauer, President and CEO of Taseko commented, "Since the beginning of the year our operating margins have increased on a month over month basis, as a result of cost containment initiatives and the strengthening copper price.

With our balance sheet in very good shape, and growing cash flows, we are aggressively working to complete the few remaining capital expenditures required to boost our concentrator throughput capacity to 55,000 tons per day.

Our newly installed Vertimill, along with additional flotation capacity, will give immediate copper recovery improvements. We expect to increase the ore crushing capacity by mid-2010, with the commissioning of our new in-pit crusher and overland conveyor system. The combination of the additional flotation capacity and increased crushing and grinding capabilities will increase our metal production capacity at Gibraltar to an estimated 115 million pounds per year by the middle of 2010.

As well, Gibraltar's management team recently completed a Business Improvement Initiative. This initiative has identified $20 million worth of annual cost saving improvements that we are presently engaged in addressing.

In conjunction with increased concentrator throughput, improved metal recoveries, a reduction of mining costs as we maximize the productive capacity of our new mining fleet and our focus on the Business Improvement Initiative, Gibraltar's management team will continue to push Gibraltar down the cost curve enhancing our profitability."

Mr. Hallbauer concluded, "We are also extremely pleased with the progress of the Environmental Review of our Prosperity Project over the past three months. The Provincial and Federal agencies are progressing with their work as we had envisioned.

The Federal Department of Fisheries and Oceans has provided clarification on its evaluation of our compensation plan for Fish Lake and is harmonizing those efforts with Provincial agencies. This is a very important step for the Project.

We anticipate receiving our Environmental Assessment and we see no obvious encumbrances that would prevent Prosperity from becoming a long life mine, like Gibraltar, contributing economic returns to our shareholders and creating thousands of direct and indirect jobs in the Cariboo region."

Gibraltar Production and Sales
•        In the six months ended June 30, 2009, copper in concentrate sales was 39.5 million pounds and 0.71 million pounds of copper cathode was sold. Molybdenum in concentrate sales was 445,000 pounds.

•        Taseko has established a hedging program for 50% of its targeted copper production, approximately 30 million pounds of copper, within a price range of US$1.88-2.36 per pound from May to December 2009. The Company subsequently extended the program on half of the targeted production per month to May 2010: the price range is US$2.00-2.61 per pound in January and February 2010, US$2.00-2.61 per pound in March 2010 and US$2.15-2.73 per pound in April and May 2010.

The following table illustrates detail on Gibraltar's six-month performance in fiscal 2009:

	Three months ended March 31 2009	Three months ended June 30 2009	Six months ended June 30 2009
Total tons mined (millions)[1]	6.9	7.9	14.8
Tons of ore milled (millions)	3.2	3.3	6.5
Stripping ratio	1.0	1.4	1.2
Copper grade (%)	0.37	0.33	0.35
Molybdenum grade (%Mo)	0.010	0.011	0.011
Copper recovery (%)	82.3	83.7	83.0
Molybdenum recovery (%)	30.8	30.3	30.6
Copper production (millions lb) [2]	19.9	19.1	39.0
Molybdenum production (thousands lb)	187	217	404
Copper production costs, net of by-product credits, per lb of copper[3]	US$0.90	US$0.96	US$0.94
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.28	US$0.34	US$0.29
Total cash costs of production per lb of copper[4]	US$1.18	US$1.30	US$1.23
Notes to table:
1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 2009 copper production includes 38.3 million lb in concentrate and 0.7 million lb in cathode.
3 By-product credit is based on pounds of molybdenum and ounces of silver sold.
4 Cash costs of production is a non-GAAP measure. This non-GAAP measure is intended to provide additional information to investor and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Cash costs of production is a common performance measure in the copper industry and includes direct cost of operations and related costs through to refined metal, excluding amortization.

The Gibraltar mine operated for the first six months of 2009 under a plan initiated in November 2008, based on 45,000 tons per day ("tpd") mill throughput and mining at a significantly reduced strip ratio. This new operational plan, along with declining input costs and the realization of the Phase 1 expansion, resulted in substantially reduced costs compared to prior years. The mine is currently reviewing a return to deposit average strip ratio based on recent strength in copper and molybdenum demand and corresponding increases in metal prices.

Copper in concentrate production during the three-month period ended June 30, 2009 was 19.1 million pounds, a decrease from the 19.7 million pounds produced in the first quarter of 2009 as a result of lower copper grade, partially offset by improved recovery. Three-month molybdenum in concentrate production increased from the first quarter of 2009 because of higher grades.

Copper in concentrate production was 38.3 million pounds and molybdenum in concentrate production was 404,000 pounds in the six months ended June 30, 2009. Copper cathode produced over the six months has been 700,000 pounds. These figures are in line with annual production guidance of 80 million pounds of copper and 800 thousand pounds of molybdenum.

Cash costs of production during the quarter ended June 30, 2009 was US$1.30 per pound, a 60% decrease in cost from the same quarter of 2008, and a 10% increase over the first quarter of 2009. Over the six months of 2009, the average cost of production has been US$1.23 per pound.

Fixed Infrastructure Upgrades and Installations

Construction of the Phase 1 mill upgrade was completed in February 2008. The ramp up to the rated processing capacity of 46,000 tons per day has been essentially achieved during the first half of 2009 as mill operations personnel continue to refine the metallurgical performance relating to grind size at higher mill throughput rates and metal recovery. Copper recoveries have increased from 73.2% in October 2008 to average 83.0% in the first half of 2009.

Current upgrade construction work consists of modernizing and increasing the capacity of the regrind and cleaner flotation circuits to increase throughput capacity and improve metal recovery. This portion of the work will be completed in August and recovery improvements are expected to be realized quite quickly. Further planned upgrades consist of improvements to ancillary circuits along with installation of a two-stage tailings pumping system, designed to increase concentrator capacity from 46,000 to 55,000 tpd. In the fall of 2009, work is expected to resume on the installation of an in-pit crusher and conveyor system and a Semi-Autogenous Grinding ("SAG") mill direct feed system, which will eliminate the materials handling issues in the secondary crusher circuit. Ramp up to 55,000 tpd will occur following completion of the above infrastructure upgrades and installations.

Taseko will host a conference call on Wednesday, August 12, 2009 at 12:30 p.m. Eastern Time (9:30 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 440-5796, or (719) 325-4872 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until August 19, 2009 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 internationally and using the passcode 9945444.

For further information, contact Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.